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                                                                EXHIBIT 19(b)(2)
                            GEORGE K. BAUM & COMPANY
                               Investment Bankers

Member                                             Twelve Wyandotte Plaza
New York Stock Exchange, Inc.                      120 West 12th Street

Chicago Stock Exchange, Inc.                       Kansas City, Missouri  64105
                               January 23, 1997        Telephone (816) 474-1100

Special Committee of the Board
United Oklahoma Bankshares, Inc.
c/o Mr. Claude Rappaport
Chairman, Special Committee of the Board
1506 Bedford Drive Oklahoma
City, OK  73116

Dear Gentlemen:

         You have asked us to render our opinion as to the fairness, from a financial point of view, to the proposed cash out merger offer of $1,700,000 by Ameribank Corporation ("Ameribank") for all the remaining Preferred Stock ("Preferred") (approximately 11.16%) at $58.35 per share and Common stock ("Common") (approximately 38.42%) at approximately $0.776 per share of United Oklahoma Bankshares, Inc. (the "Company") not presently owned by Ameribank.

         We issued such a letter, dated October 25, 1996, based on the information that had been requested and supplied to us. Information requested and supplied to us at that date had indicated that the highest price Ameribank had paid for the Preferred was $18.00. On January 17, 1997, we were informed by the information in the Form 4 filings with the U.S. Securities and Exchange Commission that Ameribank had purchased Preferred shares at prices higher than $18.00, prior to October 25, 1996, (the highest price was $49.50 per share). Some of these purchases were done with agreements that, for one year from the date of purchase, Ameribank would pay these sellers the same price, if higher, that Ameribank paid for the remaining Preferred that Ameribank did not own at the time of those purchases.

         With this additional Preferred pricing information considered, we still find Ameribank's overall offer for the Company and each equity price to be fair from a financial point of view as set forth in our letter dated October 25, 1996.

Respectfully Submitted,



GEORGE K. BAUM & COMPANY